UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. N/A)*

Surna, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
86887P101
(CUSIP Number)
May 25, 2018
(Date of Event which Requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
  Rule 13d-1(b)
X Rule 13d-1(c)
  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be ''filed'' for the purpose of Section 18 of the Securities Exchange
Act of 1934 (''Act'') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

          CUSIP No. 86887P101

  1          Names of Reporting Persons

  John F. Jansen
  2         Check the Appropriate Box if a Member of a Group
  (a)          (b)

  3         SEC Use Only

  4         Citizenship or Place of Organization

  United States

Number of Shares Beneficially Owned by Each Reporting Person With
  5        Sole Voting Power

  18,088,366
   6        Shared Voting Power

   0
   7        Sole Dispositive Power

  18,088,366
   8        Shared Dispositive Power

   0

  9         Aggregate Amount Beneficially Owned by Each Reporting Person

  18,088,366
10         Check if the Aggregate Amount in Row (9) Excludes Certain Shares

  Not Applicable
11         Percent of a Class Represented by Amount in Row 9

  7.85%
12         Type of Reporting Person

  IN

ITEM 1.   (a)     Name of Issuer:

Surna, Inc. (the ''Issuer'')
(b)     Address of Issuer's Principal Executive Offices:

1780 55th Street
Suite C
Boulder, CO 80301

ITEM 2.   (a)     Name of Person Filing:
John F. Jansen
(b)    Address or Principal Business Office:
4910 Kaylan Court
Richmond, Texas 77407
(c)     Citizenship of each Reporting Person is:
United States
(d)     Title of Class of Securities:
Common Stock
(e)     CUSIP Number:
86887P101

ITEM 3. If this statement is filed pursuant to 240.13d-1(b), or 240.13d-2(b) or
 (c), check whether the person filing is a:
(a)  Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)  Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)  Investment company registered under Section 8 of the Investment Company
 Act of 1940 (15 U.S.C. 80a-8);
(e)  An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f)  An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g)  A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h)  A savings association as defined in Section 3(b) of the Federal Deposit
 Insurance Act (12 U.S.C. 1813);
(i)  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)  A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);
(k)  Group, in accordance with 240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with  240.13d-1(b)(1)(ii)(J), please specify the type of institution: Bank regulated under the laws of Switzerland.

ITEM 4. Ownership

  (a) Amount beneficially owned:

18,088,366

  (b) Percent of Class:
7.85%

  (c) Number of shares as to which such person has:

  (i) sole power to vote or to direct the vote: 18,088,366

  (ii) shared power to vote or to direct the vote: 0

  (iii) sole power to dispose or to direct the disposition of: 18,088,366

  (iv) shared power to dispose or to direct the disposition of: 0

ITEM 5. Ownership of Five Percent or Less of a Class
Not applicable.

ITEM 6. Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the
Security Being Reported on By the Parent Holding Company
Not applicable.

ITEM 8. Identification and Classification of Members of the Group
Not applicable.

ITEM 9. Notice of Dissolution of Group
Not applicable.

ITEM 10. Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under 240.14a-11.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 26, 2018

By:   /s/ John F. Jansen
Name:   John F. Jansen